UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, Galmed Pharmaceuticals Ltd. (the “Company”) entered into a definitive agreement for a $1.5 million equity investment in OnKai Inc. (“OnKai”) in exchange for series seed preferred shares of OnKai. Previously and in addition to the foregoing, on January 5, 2023 the Company invested $1.5 million in OnKai through a Simple Agreement for Future Equity which converted at a 15% discount into series seed preferred shares upon closing of the Investment Round. The Company’s investment in OnKai was part of an approximately $6 million investment round (the “Investment Round”) with other investors that was led by the Company. On June 19, 2023, the Investment Round closed. Following the closing of the Investment Round, the Company holds approximately 19% of the outstanding share capital of OnKai on an as-converted and fully diluted basis and the Company’s Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai.

The Company is furnishing this Form 6-K to provide the (i) audited financial statements as of December 31, 2022 and for the year ended December 31, 2022 of OnKai, and (ii) unaudited interim financial statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 of OnKai.

The Form 6-K, including the exhibits attached hereto, is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

EXHIBIT INDEX

Exhibit Number	Description
15.1	Consent of Brightman Almagor Zohar & Co.
99.1	Audited Consolidated Financial Statements as of December 31, 2022 and for the year ended December 31, 2022 of OnKai
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 of OnKai
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: August 2, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer